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                             January 26, 2021

       Robert Zummo
       Chairman and Chief Executive Officer
       Zummo Flight Technologies Corporation
       8311 East Via de Ventura, Suite 2082
       Scottsdale, AZ 85258

                                                        Re: Zummo Flight
Technologies Corporation
                                                            Amendment No 3 to
Offering Statement on Form 1-A
                                                            Filed January 19,
2021
                                                            File No. 024-11347

       Dear Mr. Zummo:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [month, day, year] letter.

       Amendment No. 3 to Form 1-A filed January 19, 2021

       General

   1. We note your revisions to Section 4.08 of Exhibit 1A-4. If the provision applies to claims arising under the
Securities Act, as implied by Section 4.08(b), please revise to state so directly. Also, as
previously requested, revise the offering statement to describe this provision, whether it
applies to claims arising under the Securities Act and Exchange Act, the risks the
provisions create to investors, such as increased costs to bring lawsuits and that it may discourage
or limit the ability to bring lawsuits, and any uncertainty about whether courts would
enforce the provision.

                                                        You may contact Dale
Welcome at (202) 551-3865 or John Cash, Accounting Branch
 Robert Zummo
Zummo Flight Technologies Corporation
January 26, 2021
Page 2

Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal
Branch Chief, at (202) 551-3397 with any other questions.



                                                          Sincerely,
FirstName LastNameRobert Zummo
                                                   Division of Corporation
Finance
Comapany NameZummo Flight Technologies Corporation
                                                   Office of Manufacturing
January 26, 2021 Page 2
cc:       Nicholas Antaki
FirstName LastName